UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
(f/k/a Vertex Capital Advisors, LLC)
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,591,733
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,591,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,591,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

___________
* On June 17, 2015, VIEX Opportunities Fund, LP (f/k/a Vertex Opportunities Fund, LP) became a series limited liability company and the Shares previously reported to be owned by it are now deemed to be owned by “VIEX Opportunities Fund, LP – Series One.”

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 561,269
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 561,269
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN
___________
* This Series Two is part of a series of VIEX Opportunities Fund, LP (f/k/a Vertex Opportunities Fund, LP), a series limited partnership.

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,740,238
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,740,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,153,002
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,153,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,153,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,740,238
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,740,238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,740,238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,893,240
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,893,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,893,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,893,240
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,893,240
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,893,240
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Effective December 28, 2015, certain of the Reporting Persons underwent a name change.  Accordingly, Item 2(a) is hereby amended and restated as follows

(a)	This statement is filed by:

(i)
VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP (“VIEX Opportunities”), a Delaware series limited partnership formerly known as Vertex Opportunities Fund, LP, with respect to the Shares directly and beneficially owned by it;1

(ii)
VIEX Opportunities Fund, LP – Series Two (“Series Two”), a series of VIEX Opportunities formerly known as Vertex Opportunities Fund, LP – Series Two, with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX Special Opportunities II, LP (“VSO II”), a Delaware limited partnership formerly known as Vertex Special Opportunities II, LP, with respect to the Shares directly and beneficially owned by it;

(iv)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company formerly known as Vertex GP, LLC, as the general partner of Series One and Series Two;

(v)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company formerly known as Vertex Special Opportunities GP II, LLC, as the general partner of VSO II;

(vi)
VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company formerly known as Vertex Capital Advisors, LLC, as the investment manager of each of Series One, Series Two, and VSO II; and

(vii)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, and VIEX Capital.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,591,733 Shares beneficially owned by Series One is approximately $7,219,780, excluding brokerage commissions.

1 On June 17, 2015, VIEX Opportunities Fund, LP (f/k/a Vertex Opportunities Fund, LP) became a series limited liability company and the Shares previously reported to be owned by it are now deemed to be owned by “VIEX Opportunities Fund, LP – Series One.”

CUSIP NO. 98872B104

The Shares purchased by Series Two were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 561,269 Shares beneficially owned by Series Two is approximately $1,490,047, excluding brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,740,238 Shares beneficially owned by VSO II is approximately $4,818,291, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

To address the Issuer’s deficiencies in capital allocation and inability to effectively cut costs, the Reporting Persons believe a reconstituted Board will be required.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 34,429,402 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2015.

A.	Series One

(a)	As of the close of business on December 30, 2015, Series One beneficially owned 2,591,733 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,591,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,591,733

(c)	Series One has not entered into any transactions in the Shares since the filing of Amendment No. 2.

B.	Series Two

(a)	As of the close of business on December 30, 2015, Series Two beneficially owned 561,269 Shares.

Percentage: Approximately 1.6%

CUSIP NO. 98872B104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 561,269
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 561,269

(c)	Series Two has not entered into any transactions in the Shares since the filing of Amendment No. 2.

C.	VSO II

(a)	As of the close of business on December 30, 2015, VSO II beneficially owned 1,740,238 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,740,238
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,740,238

(c)	The transactions in the Shares by VSO II since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	VIEX GP

(a)	VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the (i) 2,591,733 shares owned by Series One and (ii) 561,269 shares owned by Series Two.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,153,002
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,153,002

(c)	VIEX GP has not entered into any transactions in the Shares since the filing of Amendment No. 2.

E.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 1,740,238 shares owned by VSO II.

Percentage: Approximately 5.1%

CUSIP NO. 98872B104

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,740,238
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,740,238

(c)
VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 2.  The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

F.	VIEX Capital

(a)
VIEX Capital, as the investment manager of Series One, may be deemed the beneficial owner of the (i) 2,591,733 Shares owned by Series One, (ii) 561,269 Shares owned by Series Two and (iii) 1,740,238 owned by VSO II.

Percentage: Approximately 14.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,893,240
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,893,240

(c)
VIEX Capital has not entered into any transactions in the Shares since the filing of the Amendment No. 2.  The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

G.	Eric Singer

(a)
Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 2,591,733 Shares owned by Series One, (ii) 561,269 Shares owned by Series Two and (iii) 1,740,238 owned by VSO II.

Percentage: Approximately 14.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,893,240
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,893,240

(c)
Mr. Singer has not entered into any transactions in the Shares since the filing of the Amendment No. 2.  The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 2 are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2015

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP – Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

CUSIP NO. 98872B104

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 98872B104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Common Stock	16,686	$3.1192	12/02/2015
Purchase of Common Stock	2,658	$3.0969	12/03/2015
Purchase of Common Stock	59,997	$3.1151	12/04/2015
Purchase of Common Stock	52,127	$3.0414	12/07/2015
Purchase of Common Stock	18,910	$3.0592	12/08/2015
Purchase of Common Stock	85,000	$3.0524	12/09/2015
Purchase of Common Stock	66,500	$3.1228	12/10/2015
Purchase of Common Stock	49,000	$3.4133	12/28/2015
Purchase of Common Stock	8,200	$3.4400	12/29/2015
Purchase of Common Stock	31,232	$3.4168	12/30/2015